Exhibit 99.2

ELBIT MEDICAL IMAGING ANNOUNCES A SPECIAL INTEREST PAYMENT IN
CONNECTION WITH ITS SERIES A AND SERIES B NOTES

Tel Aviv, Israel, August 24, 2006, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that, in accordance with EMI’s undertakings to pay additional interest of 0.3% per annum to the interest rate borne by the Series A and Series B Notes so long as EMI did not publish a prospectus for the listing of Series A and Series B Notes for trade on the Tel Aviv Stock Exchange (“TASE”), and following the publication of such a prospectus in Israel today by EMI, EMI intends to pay the holders of Series A and Series B Notes a special interest payment of 0.0033%, linked to increases in the Israeli consumer price index (with regard to Series A Notes) and to changes in the representative exchange rate of the US dollar (with regard to Series B Notes), on the unpaid principal of each of Series A and Series B Notes (the “Special Interest”) for the period commencing on August 21, 2006 (the first day of the second interest payment for each Series) and ending on August 24, 2006 (the date of publication of the above prospectus). The interest payment made on August 20, 2006, included the additional interest for the first interest period.

The Special Interest will be paid to the holders of Series A and Series B Notes at the end of the trading day on the TASE on August 30, 2006. The date of payment of the Special Interest will be September 11, 2006.

The listing for trade on the TASE of Series B Notes is conditioned upon meeting the TASE requirement regarding minimum dispersal following the completion of a public offering in Israel of Series B Notes. In the event that the Series B Notes will not meet the TASE requirement discussed above, EMI will not pay the Special Interest on the dates discussed in this press release. Instead, EMI will pay the additional interest at a rate of 0.3% per annum on the Series B Notes on the earlier of the next scheduled interest payment or following a future listing of Series B Notes on the TASE, as more fully described in the deed of trust signed by EMI with respect to Series B Notes..

The Notes will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of these securities.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhak	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg